OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PharmaFrontiers Corp.
(Name of Issuer)
Common Shares, $0.05 par value per share
(Title of Class of Securities)
7171EN 10 6
(CUSIP Number)
Ralph K. Miller, Jr.
Chamberlain, Hrdlicka, White, Williams & Martin
1200 Smith Street, Suite 1400, Houston, Texas 77002
713.658.1818
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Albert and Margaret Alkek Foundation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0491186

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Texas

	7	SOLE VOTING POWER:

NUMBER OF		8,009,724 shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,009,724 shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,009,724 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.47%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Includes ownership of three warrants held by the reporting person to purchase a combined 2,843,057 shares of common stock of the Issuer.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Alkek & Williams Ventures Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0490821

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Texas

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,167,974 shares (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

4,167,974 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,167,974 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(2) Includes ownership of three warrants held by the reporting person to purchase a combined 1,531,307 shares of common stock of the Issuer.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Daniel C. Arnold

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		503,890 shares (3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		503,890 shares (3)

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

503,890 shares (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(3) Includes ownership of three warrants held by the reporting person to purchase a combined 237,223 shares of common stock of the Issuer.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Joe M. Bailey

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		150,000 shares (4)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		150,000 shares (4)

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

150,000 shares (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(4) Includes ownership of one warrant held by the reporting person to purchase 50,000 shares of common stock of the Issuer.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Chaswil, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0491185

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Texas

	7	SOLE VOTING POWER:

NUMBER OF		4,167,974 shares (5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,167,974 shares (5)

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,167,974 shares (5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(5) Includes ownership of three warrants held by Alkek & Williams Ventures Ltd. to purchase a combined 1,531,307 shares of common stock of the Issuer.

CUSIP No.

1	NAMES OF REPORTING PERSONS: DLD Family Investments, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0656566

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Texas

	7	SOLE VOTING POWER:

NUMBER OF		3,707,780 shares (6)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,707,780 shares (6)

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,707,780 shares (6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(6) Includes ownership of three warrants held by the reporting person to purchase a combined 1,374,446 shares of common stock of the Issuer.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Scott B. Seaman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		357,833 shares (7)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,167,974 shares (8)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		357,833 shares (7)

WITH	10	SHARED DISPOSITIVE POWER:

4,167,974 shares (8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,510,807 shares (8)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☑
EXCLUDES CERTAIN SHARES* Pursuant to an Agreement Incident to Divorce dated April 4, 2006, the reporting person agreed to transfer 15,000 shares of Issuer common stock to his ex-wife. The reporting person disclaims as beneficially owned such securities.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(7) Includes ownership of three warrants held by the reporting person to purchase a combined 157,333 shares of common stock of the Issuer.
(8) Includes ownership of three warrants held by the reporting person to purchase a combined 157,333 shares of common stock of the Issuer and three warrants held by Alkek & Williams Ventures Ltd. to purchase a combined 1,531,307 shares of common stock of the Issuer.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Randa Duncan Williams

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,707,780 shares (9)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

3,707,780 shares (9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,707,780 shares (9)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(9) Includes ownership of three warrants held by DLD Family Investments, LLC to purchase a combined 1,374,446 shares of common stock of the Issuer.

     All capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Schedule 13D.
Item 1. Security and Issuer
     This Statement relates to common stock, $0.05 par value per share (the “Common Stock”), of PharmaFrontiers Corp., a Texas corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2635 N. Crescent Ridge Drive, The Woodlands, Texas, 77381.
Item 2. Identity and Background
     (a) This Schedule is being filed by Albert and Margaret Alkek Foundation (“Foundation”) , Alkek & Williams Ventures Ltd., a Texas limited partnership (“Ventures”), Daniel C. Arnold, an individual residing in the State of Texas (“Mr. Arnold”), Joe M. Bailey, an individual residing in the State of Texas (“Mr. Bailey”), Chaswil, Ltd., a Texas limited partnership (“Chaswil”), DLD Family Investments, LLC, a Texas limited liability company (“DLD”), Scott B. Seaman, an individual residing in the State of Texas (“Mr. Seaman”), and Randa Duncan Williams, an individual residing in the State of Texas (“Ms. Williams”) (collectively the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 24, 2006, a copy of which is filed as Exhibit 1 to this Schedule 13D, and which is incorporated herein by reference.
     (b) The mailing address for Mr. Seaman is 1221 McKinney, Suite 4545, Houston, Texas 77010. The mailing address for Mr. Arnold is 1001 Fannin, Suite 720, Houston, TX 77002-6707. The mailing address for Mr. Bailey is P.O. Box 488, Flatonia, TX 78941.
     (c) Except for Chaswil and Ms. Williams, each of the Reporting Persons is a shareholder of the Issuer.
     Information regarding the directors of Foundation, Ventures and Chaswil is set forth in Annex I, which is incorporated herein by reference.
     (d) and (e) During the last five years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the individuals named in Annex I has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.
     (f) Messrs. Seaman, Arnold and Bailey and Ms. Williams are citizens of the United States of America. The Foundation, Ventures, Chaswil and DLD are organized in the State of Texas.
Item 3. Source and Amount of Funds or Other Consideration
     The Common Stock and other securities purchased by the Reporting Persons were purchased from personal and/or internal funds.
Item 4. Purpose of Transactions
     On April 13, 2006, the Issuer completed a private placement (the “Transaction”) of 23,000,000 shares of Common Stock, together with warrants to purchase an aggregate 11,500,000 shares of Common Stock. The gross proceeds of the Transaction were $23,000,000. Except for Chaswil and Ms. Williams, each of the other Reporting Persons purchased additional securities of the Issuer pursuant to the Transaction.

     Prior to the Transaction, Mr. Seaman individually owned 50,500 shares of Common Stock, series B warrants to purchase 29,000 shares of Common Stock, and series C warrants to purchase 53,333 shares of Common Stock. In addition, Foundation and Ventures, entities in which Mr. Seaman may be deemed to have or share voting power and/or investment power, owned in the aggregate 303,334 shares of Common Stock, series B warrants to purchase 219,918 shares of Common Stock, and series C warrants to purchase 404,446 shares of Common Stock. In connection with the Transaction, (i) Foundation purchased 5,000,000 shares of Common Stock and was issued a warrant to purchase 2,500,000 shares of Common Stock, (ii) Ventures purchased 2,500,000 shares of Common Stock and was issued a warrant to purchase 1,250,000 shares of Common Stock, (iii) Mr. Arnold purchased 200,000 shares of Common Stock and was issued a warrant to purchase 100,000 shares of Common Stock, (iv) Mr. Bailey purchased 100,000 shares of Common Stock and was issued a warrant to purchase 50,000 shares of Common Stock, (v) DLD purchased 2,200,000 shares of Common Stock and was issued a warrant to purchase 1,100,000 shares of Common Stock and (vi) Mr. Seaman individually purchased 150,000 shares of Common Stock and was issued a warrant to purchase 75,000 shares of Common Stock.
     As an individual investor in the Transaction and being deemed to have or share voting power and/or investment power with respect to the shares of Common Stock and the warrants to purchase shares of Common Stock held by Ventures, Mr. Seaman beneficially owns 6.61% of the outstanding shares of Common Stock.
     On April 13, 2006, concurrent with the closing of the Transaction discussed above, Brooks Boveroux, Tony Kamin and Terry Wesner resigned from the Board of Directors of the Issuer. Following such resignations, the Board of Directors appointed Gregory H. Bailey and Scott B. Seaman to fill two of the three resulting vacancies on the Board of Directors.
Item 5. Interest in Securities of the Issuer
(A) AND (B)
     The Foundation is the beneficial owner of 8,509,724 shares of Common Stock. These 8,509,724 shares of Common Stock are comprised of (a) 5,166,667 shares held of record by the Foundation and (b) three warrants to acquire 2,843,057 shares held of record by the Foundation.
     The Foundation acts through its investment committee, which is a committee of its board of directors. Messrs. Arnold, Bailey, Seaman and Ms. Williams are members of the investment committee of the Foundation. Mr. Seaman is the executive director of the Foundation and chairman of the investment committee. Neither the executive director nor any member of the investment committee may act individually to vote or sell shares of Common Stock held by the Foundation; therefore, no individual committee member is deemed to beneficially own, within the meaning of Rule 13d-3, any shares of Common Stock held by the Foundation solely by virtue of the fact that he or she is a member of the investment committee. Because Mr. Seaman, in his capacity as executive director, cannot act in such capacity to vote or sell shares of Common Stock held by the Foundation without the direction of the investment committee, he is not deemed to beneficially own, with in the meaning of Rule 13d-3, any shares of Common Stock of the Foundation by virtue of his position as executive director.
     Ventures beneficially owns 4,167,974 shares of Common Stock. These 4,167,974 shares of Common Stock are comprised of (a) 2,636,667 shares held of record by Ventures and (b) three warrants to acquire 1,531,307 shares held of record by Ventures. Chaswil is the investment manager of Ventures and holds voting power and investment power with respect to Issuer securities held by Ventures pursuant to a written agreement. Mr. Seaman is a registered principal of Chaswil and may be deemed to have or share voting power and/or investment power with respect to Issuer securities held by Ventures.
     Mr. Arnold is the beneficial owner of 503,890 shares of Common Stock. These 503,890 shares of Common Stock are comprised of (a) 266,667 shares held of record by Mr. Arnold and (b) three warrants to acquire 237,223 shares held of record by Mr. Arnold.

     Mr. Bailey is the beneficial owner of 150,000 shares of Common Stock. These 150,000 shares of Common Stock are comprised of (a) 100,000 shares held of record by Mr. Bailey and (b) one warrant to acquire 50,000 shares held of record by Mr. Bailey.
     DLD is the beneficial owner of 3,707,780 shares of Common Stock. These 3,707,780 shares of Common Stock are comprised of (a) 2,333,334 shares held of record by DLD and (b) three warrants to acquire 1,374,446 shares held of record by DLD.
     Mr. Seaman is the beneficial owner of an aggregate 357,833 shares of Common Stock. These 357,833 shares of Common Stock are comprised of (a) 200,500 shares held of record by Mr. Seaman and (b) three warrants to acquire 157,333 shares held of record by Mr. Seaman. Pursuant to an Agreement Incident to Divorce dated April 4, 2006, Mr. Seaman agreed to transfer 15,000 shares of Common Stock to his ex-wife, and he disclaims beneficial ownership of such securities. Mr. Seaman is also a registered principal of Chaswil, which is the investment manager of Ventures, a holder of Issuer securities. As a result of such position, Mr. Seaman has voting power and/or investment power with respect to such securities held by Ventures.
     Ms. Williams is a principal of DLD and may be deemed to have or share voting power and/or investment power with respect to 3,707,780 shares of Common Stock held by DLD.
     The Reporting Persons and persons deemed to beneficially own shares held, or otherwise beneficially owned, by the Reporting Persons may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended. The Foundation, Ventures, Chaswil and Mr. Seaman expressly disclaim (i) that, for purposes of Section 13(d) or Section 13(g), they are a member of a group with respect to securities of the Issuer held by DLD, Mr. Arnold, Mr. Bailey or Ms. Williams and (ii) that they have agreed to act together with DLD, Mr. Arnold, Mr. Bailey or Ms. Williams as a group other than as described in this Schedule 13D. Each Reporting Person disclaims beneficial ownership with respect to all other shares of Common Stock other than those shares of Common Stock whereby each such Reporting Person possesses sole voting power and sole dispositive power.
(C) Other than as described in Item 4 above, no transactions in the shares of Common Stock have been effected during the past 60 days by the Reporting Persons or any of its subsidiaries. To the best knowledge of the Reporting Persons, no other person named in Item 2 of this Statement has effected any transaction in the shares during the past 60 days.
(D) Not applicable.
(E) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4.
None.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:
1. Joint Filing Agreement, dated April 24, 2006.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Date: April 24, 2006

ALBERT & MARGARET ALKEK FOUNDATION			CHASWIL, LTD.

By:	/s/	Scott B. Seaman	By:	/s/	Charles A. Williams

	Scott B. Seaman			Charles A. Williams

	Executive Director			President

ALKEK & WILLIAMS VENTURES LTD.			DLD FAMILY INVESTMENTS, LLC

By:	/s/	Scott B. Seaman	By:	/s/	Laura Liang

	Scott B. Seaman			Laura Liang

	Attorney-in-Fact			Vice President

DANIEL C. ARNOLD			SCOTT B. SEAMAN

By:	/s/	Daniel C. Arnold	By:	/s/ Scott B. Seaman

JOE M. BAILEY			RANDA DUNCAN WILLIAMS

By:	/s/	Joe M. Bailey	By:	/s/	Randa Duncan Williams

Following is certain information concerning the directors of Albert & Margaret Alkek Foundation:

(a)	Name:	Bobby R. Alford, MD

	Principal Occupation and	Chancellor
	Present Employer:	Baylor College of Medicine

	Employer’s Principal	One Baylor Plaza
	Business Address:	Houston, TX 77030

	Citizenship:	US

(b)	Name:	Daniel C. Arnold

	Principal Occupation and	Investments
	Present Employer:	self-employed

	Employer’s Principal	1001 Fannin, Suite 720
	Business Address:	Houston, TX 77002-6707

	Citizenship:	US

(c)	Name:	Joe M. Bailey

	Principal Occupation and	Chairman of the Houston Region
	Present Employer:	Texas Capital Bank

	Employer’s Principal	One Riverway, Suite 4525
	Business Address:	Houston, TX 77056

	Citizenship:	US

(d)	Name:	Dan B. Jones, MD

	Principal Occupation and	Professor and Chair, Dept. of Ophthalmology
	Present Employer:	Baylor College of Medicine

	Employer’s Principal	One Baylor Plaza
	Business Address:	Houston, TX 77030

	Citizenship:	US

(e)	Name:	Scott B. Seaman

	Principal Occupation and	Executive Director
	Present Employer:	Albert and Margaret Alkek Foundation

	Employer’s Principal	1221 McKinney, Suite 4525
	Business Address:	Houston, TX 77010

	Citizenship:	US

(f)	Name:	Peter G. Traber, MD

	Principal Occupation and	President and CEO
	Present Employer:	Baylor College of Medicine

	Employer’s Principal	One Baylor Plaza
	Business Address:	Houston, TX 77030

	Citizenship:	US

(g)	Name:	Charles A. Williams

	Principal Occupation and	President

	Present Employer:	Chaswil Ltd.

	Employer’s Principal	1221 McKinney, Suite 4545
	Business Address:	Houston, TX 77010

	Citizenship:	US

(h)	Name:	Margaret V. Williams

	Principal Occupation and	Philanthropist
	Present Employer:	Retired

	Employer’s Principal	3315 Del Monte Drive
	Business Address:	Houston, TX 77019

	Citizenship:	US

(i)	Name:	Randa D. Williams

	Principal Occupation and	President
	Present Employer:	EPCO, Inc.

	Employer’s Principal	2707 North Loop West
	Business Address:	Houston, TX 77008

	Citizenship:	US
Following is certain information concerning the sole manager of A & W Ventures GP LLC, the general partner of Alkek & Williams Ventures Ltd.:

Name:	Charles A. Williams

Principal Occupation and	President
Present Employer:	Chaswil Ltd.

Employer’s Principal	1221 McKinney, Suite 4545
Business Address:	Houston, TX 77010

Citizenship:	US
Following is certain information concerning the sole manager Chaswil Management, L.L.C., the general partner of Chaswil, Ltd.:

(a)	Name:	Charles A. Williams

	Principal Occupation and	President
	Present Employer:	Chaswil Ltd.

	Employer’s Principal	1221 McKinney, Suite 4545
	Business Address:	Houston, TX 77010

	Citizenship:	US

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement